                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

          (AMENDMENT NO. 5 WITH RESPECT TO GEORGE W. MATHEWS, JR.,
             AND AMENDMENT NO. 1 WITH RESPECT TO THE OTHER FILING
                           PERSONS NAMED HEREIN.)


                            INTERMET CORPORATION
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 45881K-10-4
- --------------------------------------------------------------------------------
                               (CUSIP Number)

                           G. William Speer, Esq.
                      Powell, Goldstein, Frazer & Murphy
                    Sixteenth Floor, 191 Peachtree Street
                           Atlanta, Georgia 30303
                               (404) 572-6722
- --------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                August 8, 1996

- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              Page 1 of 13 Pages

                                 SCHEDULE 13D



CUSIP No.  45881K-10-4                          Page     2    of   13    Pages
         ---------------------                       --------    --------

          ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          George W. Mathews, Jr.
          ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a    [   ]
                                                                     b    [   ]

          ---------------------------------------------------------------------
   3      SEC USE ONLY

          ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          Not Applicable
          ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------
                        7      SOLE VOTING POWER


  NUMBER OF                    4,283,748


   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY
    EACH                       31,000
  REPORTING            --------------------------------------------------------
 PERSON WITH            9      SOLE DISPOSITIVE POWER


                               3,263,773

                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER


                               1,050,975

          ---------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          4,314,748

          ---------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

          Not Applicable
          ---------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          17.2%

          ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      INCLUDING EXHIBITS  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No.  45881K-10-K                          Page     3    of   13    Pages
          --------------------                       --------    --------

          ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Jane Kerr Mathews
          ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a    [   ]
                                                                     b    [   ]

          ---------------------------------------------------------------------
   3      SEC USE ONLY

          ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          Not Applicable
          ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A. and Ireland
          ---------------------------------------------------------------------
                        7      SOLE VOTING POWER


  NUMBER OF                    664,920 (as trustee)


   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY
    EACH                       0
  REPORTING            --------------------------------------------------------
 PERSON WITH            9      SOLE DISPOSITIVE POWER


                               664,920 (as trustee)

                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
          ---------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
          ---------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

          664,920

          ---------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
          ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      INCLUDING EXHIBITS  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No.  45881K-10-4                          Page     4    of   13    Pages
         ---------------------                       --------    --------

          ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Kathleen M. Hohlstein
          ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a    [   ]
                                                                     b    [   ]

          ---------------------------------------------------------------------
   3      SEC USE ONLY

          ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          Not Applicable
          ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------
                        7      SOLE VOTING POWER

  NUMBER OF                    254,125
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY
    EACH                       2,600
  REPORTING            --------------------------------------------------------
 PERSON WITH            9      SOLE DISPOSITIVE POWER

                               254,125
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               2,600
          ---------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          256,725
          ---------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

          Not Applicable
          ---------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.0%
          ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      INCLUDING EXHIBITS  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No.  K4881K-10-4                          Page     5    of   13    Pages
          --------------------                       --------    --------

          ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Christopher D. Hohlstein
          ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a    [   ]
                                                                     b    [   ]

          ---------------------------------------------------------------------
   3      SEC USE ONLY

          ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          Not Applicable
          ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------
                        7      SOLE VOTING POWER

  NUMBER OF                    36,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY
    EACH                       2,600
  REPORTING            --------------------------------------------------------
 PERSON WITH            9      SOLE DISPOSITIVE POWER

                               36,000
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               2,600
          ---------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,600
          ---------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

          Not Applicable
          ---------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.15%

          ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      INCLUDING EXHIBITS  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No.  45881K-10-4                          Page     6    of   13    Pages
          ---------------------                      --------    --------

          ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Kathleen W. Mathews Accumulation Trust
          ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a    [   ]
                                                                     b    [   ]

          ---------------------------------------------------------------------
   3      SEC USE ONLY

          ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          Not Applicable
          ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------
                        7      SOLE VOTING POWER

  NUMBER OF                    361,650
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY
    EACH                       0
  REPORTING            --------------------------------------------------------
 PERSON WITH            9      SOLE DISPOSITIVE POWER

                               361,650
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
          ---------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          361,650
          ---------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

          Not Applicable
          ---------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          1.4%

          ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      INCLUDING EXHIBITS  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No.  45881K-10-4                          Page     7    of   13    Pages
          ---------------------                      --------    --------

          ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          George W. Mathews, III
          ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a    [   ]
                                                                     b    [   ]

          ---------------------------------------------------------------------
   3      SEC USE ONLY

          ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          Not Applicable
          ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------
                        7      SOLE VOTING POWER

  NUMBER OF                    256,725
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY
    EACH                       0
  REPORTING            --------------------------------------------------------
 PERSON WITH            9      SOLE DISPOSITIVE POWER

                               256,725
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
          ---------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          256,725
          ---------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

          Not Applicable
          ---------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.0%
          ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      INCLUDING EXHIBITS  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No.  45881K-10-4                          Page     8    of   13    Pages
          ---------------------                      --------    --------

          ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          George W. Mathews, III Accumulation Trust
          ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a    [   ]
                                                                     b    [   ]

          ---------------------------------------------------------------------
   3      SEC USE ONLY

          ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          Not Applicable
          ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------
                        7      SOLE VOTING POWER

  NUMBER OF                    303,270


   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY
    EACH                       0
  REPORTING            --------------------------------------------------------
 PERSON WITH            9      SOLE DISPOSITIVE POWER


                               303,270

                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
          ---------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          303,270

          ---------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

          Not Applicable
          ---------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%

          ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      INCLUDING EXHIBITS  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This amendment (the "Amendment") modifies and amends the Statement on
Schedule 13D filed on October 3, 1995 (the "Statement") on behalf of the following filing persons (the "Filing Persons"): George W. Mathews, Jr. ("Mr. Mathews"), Jane Kerr Mathews ("Mrs. Mathews"), Kathleen M. Hohlstein ("Mrs. Hohlstein"), Christopher D. Hohlstein ("Mr. Hohlstein"), the Kathleen W. Mathews Accumulation Trust created by agreement dated December 21, 1976 (the "KWM Trust"), George W. Mathews, III ("Mr. Mathews, III") and the George W. Mathews, III Accumulation Trust created by agreement dated December 21, 1996 (the "GWM, III Trust"). This Amendment constitutes Amendment No. 5 to the Statement, as amended, previously filed by Mr. Mathews and Amendment No. 1 to the Statement filed by the other Filing Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         Item 3 of the Statement is hereby amended and restated in its entirety as set forth below.

         This Amendment does not report an acquisition of Common Stock, but rather is filed pursuant to Rule 13d-2 under the Act to amend the Statement to reflect a decrease in the percentage of Common Stock beneficially owned by the Filing Persons. The source and amount of funds for previous acquisitions of the Common Stock by Mr. Mathews are described in Mr. Mathews' previous
Schedule 13D filings. Between the dates of November 7, 1995 and April 23, 1996, Mr. Mathews disposed of a total of 236,368 shares of Common Stock either by sale on the open market or charitable gifts. In December, 1995, Mr.
Mathews received an additional 18 shares of Common Stock as a result of a distribution by the Company's Employee Stock Ownership Plan. During the months of October and November, 1995, the GWM, III Trust sold a total of 58,380 shares of Common Stock on the open market.

                              Page 9 of 13 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Statement is hereby amended and restated in its entirety as set forth below.

         On October 1, 1995, GWM, Inc., ("GWM, Inc.") and Kelso & Company, L.P. ("Kelso") delivered a letter (the "Proposal Letter") to the Board of Directors of the Company relating to a proposal by GWM, Inc. and Kelso to acquire all of the outstanding Common Stock (other than certain shares held by the Filing Persons) in a cash merger. Mr. Mathews is the sole shareholder of GWM, Inc. A copy of the Proposal Letter was filed as Exhibit 99.1 to the Statement.

         As a result of a number of factors, including, among other things:

         (i) the increase in the market price of the Common Stock in recent months,

         (ii) the inability of the Filing Persons to reach an agreement with the Company regarding a business combination, and

         (iii) the Filing Persons' personal investment goals, liquidity needs and tax considerations,

the Filing Persons no longer propose to acquire the Company by merger or otherwise and have no present plans or proposals for any business combination involving the Company or the acquisition of any additional securities of the Company. Furthermore, the Filing Persons no longer have any contracts, arrangements, understandings or relationships with Kelso with respect to any securities of the Company.

         As a result of a number of factors, including, among other things:

         (i)     the current market price of the Common Stock,

         (ii)    estate planning considerations,

         (iii)   tax planning considerations,

         (iv)    investment diversification, and

         (v)     enhanced personal liquidity and income,

the Filing Persons are currently evaluating various options regarding their investment in the Company's Common Stock, including the sale of shares of Common Stock from time to time based on the market price of the Common Stock, general economic and market conditions, and the results of operations and prospects for the Company. Such sales may be effected from time to time in privately negotiated transactions, the Nasdaq Stock Market, through the writing of options or hedging techniques, in transactions outside the United States or an underwritten secondary offering.

         In connection therewith, Mr. Mathews is seeking the assistance of the Company in providing for the orderly distribution of his Common Stock through an underwritten secondary offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), which would be filed by the Company upon the request of Mr. Mathews. The Company has advised Mr. Mathews that no definitive action has been taken with respect thereto, and no representation can be made regarding whether or when any such secondary offering would be made. Sales in the open market of Common Stock for the account of Mr. Mathews are subject to the volume and other limitations of Rule 144 under the Securities Act, so long as Mr. Mathews remains an affiliate of the Company. In connection with estate planning, tax considerations and charitable goals, Mr. Mathews may from time to time consider making gifts of a portion of his Common Stock to members of his family or to charitable institutions or may establish and transfer Common Stock to one or more charitable remainder trusts or other similar investment vehicles.

         Except as indicated herein, the Filing Persons have no present plans or proposals (although they reserve the right to develop such plans or proposals in the future) which relate to or would result in:

         a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;


         c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the Company;

         f. Any other material change in the Company's business or corporate structure;

         g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

         i.      Any action similar to any of those enumerated above.

                             Page 10 of 13 Pages

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER.

         Item 5 of the Statement is hereby amended and restated in its entirety as set forth below.

         Prior to the termination of their common plans regarding a business combination involving the Company, the Filing Persons may have been deemed to constitute a "group" within the meaning of Section 13(d) of the Act and Rule 13d-5 thereunder; the Filing Persons beneficially own an aggregate of 5,529,118 shares of Common Stock, representing approximately 22% of the outstanding shares of Common Stock. Percentages set forth herein are based upon 25,077,874 shares of Common Stock outstanding, as reported in the Company's most recent quarterly report on Form 10-Q. As a result of the termination of their common plans regarding a business combination involving the Company, the Filing Persons expressly disclaim the existence of a group within the meaning of Rule 13d-5.

         Mr. Mathews is the beneficial owner of 4,314,748 shares of Common Stock, representing approximately 17.2% of the outstanding shares of Common Stock. Mr. Mathews has the sole power to vote the shares owned by him, except for 31,000 shares held by Trust Company Bank as trustee for Mr. Mathews under the Will of Mildred Watts Shorter (the "MWS Shares"), as to which he has shared voting power. Mr. Mathews has sole power to dispose of all the Common Stock owned by him, except for 31,000 MWS shares, 94,923 shares held by the Intermet Employee Stock Ownership Plan and 925,052 shares which are pledged to Trust Company Bank of Columbus, N.A. as security for a personal line of credit, as to which he has shared dispositive power. No transactions were affected by Mr. Mathews in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Mathews.

         Mrs. Mathews is the trustee of the KWM Trust and the GWM, III Trust (collectively, the "Trusts"). Mrs. Mathews disclaims beneficial ownership of 664,920 shares of Common Stock held by the Trusts. Mrs. Mathews in her capacity as trustee, has the sole power to vote and to dispose of all of the Common Stock owned by the Trusts. No transactions were affected by Mrs. Mathews in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Trusts.


         Mrs. Hohlstein is the beneficial owner of 256,725 shares of Common Stock, representing approximately 1.0% of the outstanding shares of Common Stock. Except for 2,600 shares of Common Stock held jointly with Mr. Hohlstein, Mrs. Hohlstein has the sole power to vote and to dispose of all the Common Stock owned by her. No transactions were effected by Mrs. Hohlstein in the previous

                             Page 11 of 13 Pages
sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mrs. Hohlstein.


         Mr. Hohlstein is the beneficial owner of 38,600 shares of Common Stock, representing approximately 0.15% of the outstanding shares of Common Stock. Except for 2,600 shares of Common Stock held jointly with Mrs. Hohlstein, Mr. Hohlstein has the sole power to vote and to dispose of all the Common Stock owned by him. No transactions were effected by Mr. Hohlstein in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Hohlstein.


         Mr. Mathews, III is the beneficial owner of 256,725 shares of Common Stock, representing approximately 1.0% of the outstanding shares of Common Stock. Mr. Mathews, III has the sole power to vote and to dispose of all of the Common Stock owned by him. No transactions were effected by Mr. Mathews, III in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Mathews, III.


         The KWM Trust is the beneficial owner of 361,650 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock. Mrs. Mathews, in her capacity as trustee of the KWM Trust, has the sole power to vote and to dispose of all of the Common Stock owned by the KWM Trust. No transactions were effected by the KWM Trust in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the KWM Trust.

         The GWM, III Trust is the beneficial owner of 303,270 shares of Common Stock, representing approximately 1.2% of the outstanding shares of Common Stock. Mrs. Mathews, in her capacity as trustee of the GWM, III Trust, has the sole power to vote and to dispose of all of the Common Stock owned by the GWM, III Trust. No transactions were effected by the GWM, III Trust in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the GWM, III Trust.


         Except as indicated to the contrary herein, each of the Filing Persons disclaims beneficial ownership of Common Stock beneficially owned by the other Filing Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         Item 6 of the Statement is hereby amended and restated in its entirety as set forth below.

         Mr. Mathews is the spouse of Mrs. Mathews and the father of Mrs. Hohlstein and Mr. Mathews, III. Mr. Hohlstein is the spouse of Mrs. Hohlstein. Mrs. Mathews is the Trustee of the KWM Trust and the GWM, III Trust, which are for the benefit of Mrs. Hohlstein and Mr. Mathews, III, respectively.


                             Page 12 of 13 Pages

         In connection with a personal line of credit, Mr. Mathews has pledged 925,052 shares of Common Stock to Trust Company Bank of Columbus, N.A. pursuant to a note with standard default provisions.

         Except as indicated herein, the Filing Persons have not entered into any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Company.




SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




  August 8, 1996                  /s/ George W. Mathews, Jr.
- -------------------            ---------------------------------
       Date                               Signature



                               Name:    George W. Mathews    , as
                                     -----------------------
                                     Attorney-in-Fact pursuant to power
                                     of attorney filed herewith

                             Page 13 of 13 Pages